P.E.
4-30-02

MANUALLY EXECUTED COPY

SECURITIES AND EXCHANGE COMISSION

1-13758

02032321

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECD S.E.C.
APR 30 2002
080

For the month of April 2002

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

PRESS RELEASE

PORTUGAL TELECOM REPORTS RESULTS[1] FOR THE FIRST QUARTER OF 2002

Lisbon, Portugal, April 30, 2002 – Portugal Telecom ("PT") (BVLP: PTCO.IN; NYSE: PT) today announced unaudited results for the first quarter ending March 31, 2002. Consolidated operating revenues amounted to Euro 1,429 million (Euro 1,219 million based on proportional consolidation of Telesp Celular Participações), whilst EBITDA reached Euro 558 million (Euro 477 million assuming proportional consolidation of Telesp Celular Participações). Net income for the period amounted to Euro 90 million.

PT's financial results have been prepared in accordance with Portuguese GAAP and include the results of Telesp Celular Participações ("TCP"), in which PT has a 41.23% economic interest, on a fully consolidated basis. Given the level of its economic interest in TCP, PT believes that it is helpful for investors to review its financial performance using the proportional consolidation method for TCP. This press release provides PT's results using both methods, although as indicated the financial information presented here is discussed and analysed on the basis of proportional consolidation[2].

CONSOLIDATED FINANCIAL HIGHLIGHTS
(amounts stated in millions of Euro)

	1Q02 Fully	1Q01 Fully	1Q02 Prop[(1)]	1Q01 Prop	Δ y.o.y Prop	4Q01 Prop	Δ 1Q/4Q Prop
Operating Revenues	1,428.8	1,376.3	1,219.3	1,164.7	4.7%	1,265.9	(3.7%)
Operating Costs	1,120.3	1,108.3	947.1	925.8	2.3%	949.7	(0.3%)
EBITDA [(2)]	558.4	523.5	477.3	452.3	5.5%	461.3	3.5%
Operating Income	308.4	267.9	272.2	238.9	13.9%	316.3	(13.9%)
Net Income	90.2	133.0	90.2	133.0	(32.2%)	(14.2)	(735.2%)
Investments, of which:	300.4	1,059.5	280.5	721.4	(61.1%)	785.5	(64.3%)
Capex	175.5	213.0	155.6	160.0	(2.8%)	372.1	(58.2%)
Financial	124.9	846.5	124.9	561.4	(77.7%)	413.4	(69.8%)
Capex as % of Revenues	12.3%	15.5%	12.8%	13.7%	(0.9 p.p.)	29.4%	(16.6 p.p.)
EBITDA - Capex	382.9	310.5	321.7	292.3	10.1%	89.2	260.7%
Margins (%)							
EBITDA Margin [(3)]	39.1%	38.0%	39.1%	38.8%	0.3 p.p.	36.4%	2.7 p.p.
EBITDA/Net Interest [(4)]	14.5	5.3	15.3	6.0	n.m.	5.9	n.m.

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first quarter of 2002 and 2001.
(2) EBITDA = Operating Income + Depreciation and Amortization.
(3) EBITDA Margin = EBITDA / Consolidated Operating Revenues.
(4) Net interest does not include financial costs of GT which is equity accounted.

[1] Unaudited results.
[2] PT owns 41.23% of the economic interest and 85% of the voting rights in TCP. The proportional consolidation of TCP is based on PT's economic interest of 41.23% in the first quarter of 2002 and 2001.

1. HIGHLIGHTS

- Consolidated Operating Revenues increased 4.7% to Euro 1,219 million, assuming proportional consolidation of TCP. This performance was achieved against a devaluation of the Brazilian Real (R$) of 12.2% in the first quarter of this year compared to the first quarter of 2001.
- EBITDA, assuming proportional consolidation of TCP, climbed 5.5% to Euro 477 million, equivalent to a margin of 39.1%, and a 0.3 p.p. improvement over the same period last year. PT's 41.23% economic interest in TCP accounted for 12.0% of EBITDA, assuming proportional consolidation.
- Net Financial Costs amounted to Euro 121 million, a reduction of 41.5% compared to the same period last year, assuming proportional consolidation of TCP.
- Consolidated Net Income amounted to Euro 90 million compared to Euro 133 million booked in the same period last year.
- Capital expenditure, assuming proportional consolidation of TCP, decreased 2.8% to Euro 156 million and was equivalent to 12.8% of revenues.
- EBITDA minus Capex, assuming proportional consolidation of TCP, amounted to Euro 322 million, a rise of 10.1% compared to the same period last year.
- Number of employees of the fixed line business unit, PT Comunicações ("PTC"), were reduced further by 7.0% to approximately 10.3 thousand employees. Productivity measured in terms of main lines per employee stood at 413.
- PT Group fully consolidated Net Debt was reduced by Euro 293 million. Fully consolidated net debt now stands at Euro 5,163 million, and the average cost of debt is approximately 5.1%. EBITDA cover in the period was 8.0 times after taking with account the net financial costs of GT and compares to 6.2 times at the 2001 year end.

2. OVERVIEW

CONTRIBUTION BY BUSINESS LINE: REVENUES AND EBITDA

1Q02 Prop(1)	Revenues(2)			EBITDA			
	Euro mn	%	Δ y.o.y %	Euro mn	%	Δ y.o.y %	Margin
PT Comunicações	511.0	41.9%	(7.5%)	247.6	51.9%	(9.2%)	42.7%
PT Prime	60.8	5.0%	29.3%	7.5	1.6%	(19.4%)	9.8%
TMN	300.6	24.7%	18.4%	147.3	30.9%	29.7%	41.8%
Telesp Celular	146.9	12.0%	(2.0%)	57.5	12.0%	13.2%	38.7%
PT Multimedia	157.2	12.9%	21.4%	15.1	3.2%	69.7%	9.0%
Other	42.8	3.5%	33.5%	2.3	0.4%	(174.2%)	n.m.
TOTAL	**1,219.3**	**100.0%**	**4.7%**	**477.3**	**100.0%**	**5.5%**	**39.1%**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first quarter of 2002.
(2) Revenues are consolidated and therefore adjusted for intra-group transactions.

CONTRIBUTION BY BUSINESS LINE: EBITDA minus CAPEX

Euro mn	Prop[1]			Fully		
	1Q02	1Q01	Δ y.o.y %	1Q02	1Q01	Δ y.o.y %
PT Comunicações	207.9	224.9	(7.6%)	207.9	224.9	(7.6%)
PT Prime	(0.7)	1.7	(141.2%)	(0.7)	1.7	(141.2%)
TMN	78.9	73.2	7.8%	78.9	73.2	7.8%
Telesp Celular	43.6	13.7	218.2%	105.7	33.1	219.3%
PT Multimedia	(3.5)	(10.2)	65.7%	(3.5)	(10.2)	65.7%
Other	(4.4)	(11.0)	59.1%	(5.4)	(12.2)	55.7%
TOTAL	**321.7**	**292.3**	**10.1%**	**382.9**	**310.5**	**23.3%**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first quarter of 2002 and 2001.

The revenue analysis presented in this section by business line is based on non-consolidated revenues

- PTC has continued to respond well to increased competition and commands a 91% market share of measured in terms of total minutes of outgoing traffic. The number of access lines in service now stand at 4.3 million. Fixed network usage measured in minutes decreased 2.1% to 10.8 minutes per line, whilst ISDN and voice mail penetration increased to 19.1% and 36.3% respectively. Operating revenues amounted to Euro 580 million, a decrease of 4.4% over the same period last year. This performance has been achieved against a backdrop of loss of market share, reduction in tariffs for regional, national long distance and international calls and the negative impact of the change in the ownership of Internet access traffic as from October last year. EBITDA in the first quarter of 2002 decreased 9.2% to Euro 248 million, equivalent to a margin of 42.7%. Capex decreased by 17.1% to Euro 40 million, equivalent to 6.8% of revenues. Staffing levels have been reduced by 7.0% to approximately 10.3 thousand employees.

- PT Prime saw corporate Internet capacity sales climb by 90.5% compared to the same period last year. The number of broadband connections, based on ATM network also increased by 30.3%. PT Prime´s operating revenues amounted to Euro 76 million, a 29.5% rise over the first quarter of 2001. EBITDA amounted to Euro 7 million, equivalent to a margin of 9.8%. Capex in the period amounted to Euro 8 million, equivalent to 10.8% of revenues.

- TMN added 77 thousand customers in this quarter. Over 26% of the net additions in the period were postpaid customers. At the end of March 2002, TMN had almost 4 million active customers, a rise of 26.6% over the same period last year. Operating revenues in the period climbed 15.4% to Euro 352 million on the back of customer growth. Contribution from strong customer growth in the fourth quarter of last year and seasonality of the business resulted in an ARPU of Euro 27.1 in the first quarter of 2002 compared to Euro 29.6 booked in the fourth quarter of 2001. Contribution from data services amounted to 6.3% of service revenues compared to a 6.2% contribution booked in the first quarter of 2001. EBITDA amounted to Euro 147 million, a rise of 29.7% over the same period last year and equivalent to a margin of 41.8%. This EBITDA performance was achieved notwithstanding a rise in SACs of 16.7% to Euro 73.6 in the first quarter of 2002 from Euro 63.1 in the fourth quarter of 2001. CCPU on the other hand decreased by 10.7% to Euro 14.4 in the first quarter of 2002 from Euro 16.2 in the fourth quarter of 2001. Capex amounted to Euro 68 million, equivalent to 19.4% of revenues.

- TCP added 150 thousand customers in the first quarter of 2002 with an estimated 66% market share of total customers in the State of São Paulo. TCP had 5,254 thousand customers at the end of March 2002, an increase of 16.7% over the same period last year. Operating revenues in the period amounted to Euro 360 million, a drop of 0.9% over the first quarter of 2001 due to the 12.2% devaluation of the Brazilian Real. ARPU saw a drop of 6.3% to R$ 42. EBITDA in the period increased 13.2% to Euro 139 million, equivalent to a margin of 38.7%. This margin performance was achieved in great part as a result of significant reduction of SACs, which amounted to R$ 93 in the first quarter of 2002 compared to R$ 130 in the fourth quarter of 2001. Stated in Brazilian Reais, operating revenues and EBITDA in the period increased 11.2% and 26.9%, respectively, over the first quarter of 2001, on the back of increased focus on post-paid subscribers and a strong reduction of handset subsidies for pre-paid customers. Capex in the period amounted to Euro 34 million, equivalent to 9.4% of revenues.

- Global Telecom ("GT") added 43 thousand customers in the first quarter of 2002. At the end of March 2002 GT had 905 thousand customers, equivalent to a market share in the States of Paraná and Santa Catarina of 36%, compared to 27% market share in the first quarter of 2001. Revenues increased 12.9% to R$ 100 million. In the first quarter of 2002 EBITDA reached break-even and amounted to R$ 12 million compared to negative R$ 25 million in the same period last year. Capex in the period amounted to R$ 32 million, equivalent to 31.5% of revenues.

- PT Multimedia ("PTM") reached 1,187 thousand pay-tv subscribers at end of March 2002, a rise of 17.4% over the same period last year. The penetration of the cable-tv service to homes passed now stands at 45.2% and the overall pay-to-basic ratio reached 64.6%. At the end of the period TV Cabo had 75,000 broadband Internet customers. ISP customers totalled 748,000 and the Sapo network registered 155.8 million page views and 2.1 million unique visitors in March 2002. At the end of this period there were also 4,000 ADSL customers thus taking the total number of broadband customers of PTM to approximately 79,000. Lusomundo sold 4 million movie tickets in Portugal and Spain and has reinforced its position as the leading daily newspaper and news radio station in the Portuguese market. Operating revenues of PTM climbed 24.0% to Euro 169 million in the first quarter of 2002. EBITDA rose 69.7% to Euro 15 million, equivalent to a margin of 9.0%. Capex in the period amounted to Euro 19 million, equivalent to 11.0% of revenues.

3. FIRST QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

- Following the offer launched by PTM to acquire the remaining 4,186,593 PT Multimedia.com ("PTM.com") shares that it did not already own, on March 22, 2002 PTM.com was delisted from the stock market and since April 11, 2002 PTM owns 100% of PTM.com's share capital. The price of this offer was Euro 1.93 for each PTM.com share.

- During the first quarter PT has undertaken five 12 month private placements totaling Euro 254 million, with all in spread ranging from 23 to 25 bps, in order to further increase its financial flexibility.

- At the AGM, held on April 23, 2002, PT shareholders approved the Board's proposal to pay a cash dividend amounting to Euro 125.4 million, equivalent to Euro 0.10 per share and approximately 61% of Distributable Net Income.

- At the abovementioned AGM, shareholders also approved an amendment to the company's articles of association thus allowing the positions of Chairman of the Board of Directors and Chairman of the Executive Committee ("CEO") to be filled by separate individuals. With this amendment all the Executive Committee of PT will be appointed by the Board of Directors from among its members.

4. BASIS OF PRESENTATION OF THE RESULTS

- PT currently owns 41.23% of the economic interest of TCP. Until December 31, 1999, PT proportionally consolidated the financial information of TCP. As a result of PT's increased interest in TCP, in year 2000, PT started to consolidate fully TCP´s results. Where information is provided and discussed in this release on the basis of proportional consolidation, it is on the basis of PT's economic interest in TCP of 41.23% in the first quarter of 2002 and 2001.

- Following the acquisition by TCP of an economic interest of 83% in the holding companies that control GT, the financial results of GT have been accounted for by TCP using the equity method as from February 2001.

- As a result of the acquisition and ownership of 100% of the share capital of Lusomundo by PTM, Lusomundo´s results have been fully consolidated as from January 1, 2001.

- The revenues relating to Internet access were reallocated from PTC to the ISPs as from October 31, 2001. PTC now collects revenues from customers using its wireline network to connect to the Internet on behalf of the ISPs. In return PTC receives a call origination charge from the ISPs and the costs incurred on invoicing customers on behalf of the ISPs, assuming PTC is requested to provide such service to the ISPs. The financial information for the first quarter of 2001 has been presented under the previous regulatory regime and therefore is not directly comparable to the first quarter of 2002.

- According to the IAS 21 rule, which has been revised in light of the IAS 39 rule, in effect as of January 1, 2001, PT has had to determine and measure the effectiveness of its exchange rate risk hedging instruments. This new procedure has resulted in the recognition of exchange rate losses or gains occurred during the period, in the profit and loss account of PT.

5. CONSOLIDATED RESULTS

Operating revenues

Consolidated operating revenues of PT amounted to Euro 1,219 million, a growth of 4.7% over the first quarter of 2001, on the basis of proportional consolidation of TCP. The breakdown of PT's consolidated revenues by business line are as set out below:

CONSOLIDATED OPERATING REVENUES
(amounts stated in millions of Euro)

	1Q02 Fully	1Q01 Fully	1Q02 Prop(1)	1Q01 Prop	Δ y.o.y Prop	4Q01 Prop	Δ 1Q/4Q Prop
PT Comunicações	511.0	552.4	511.0	552.4	(7.5%)	519.4	(1.6%)
Fixed Telephone Service	389.5	440.1	389.5	440.1	(11.5%)	400.8	(2.8%)
Wholesale	71.3	62.4	71.3	62.4	14.3%	65.8	8.4%
Other	50.2	49.9	50.2	49.9	0.6%	52.8	(4.9%)
PT Prime	60.8	47.0	60.8	47.0	29.4%	56.4	7.8%
TMN	300.6	253.9	300.6	253.9	18.4%	328.2	(8.4%)
Telesp Celular	360.0	363.5	146.9	149.9	(2.0%)	143.1	2.7%
PT Multimedia	157.2	129.5	157.2	129.5	21.4%	173.4	(9.3%)
Other	39.2	30.0	42.8	32.0	33.8%	45.4	(5.7%)
Total Revenues	**1,428.8**	**1,376.3**	**1,219.3**	**1,164.7**	**4.7%**	**1,265.9**	**(3.7%)**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first quarter of 2002 and 2001.

PTC consolidated revenues amounted to Euro 511 million, a drop of 7.5% mainly due to increased competition, general economic slowdown and change in the ownership of Internet access traffic. Ignoring the change in the ownership of Internet traffic, PTC's revenues would have decreased by 5.3% compared to the first quarter of last year. PTC's wholesale revenues climbed 14.3% to Euro 71 million while fixed telephony revenues decreased by 11.5% to Euro 390 million due to a 16.4% drop in voice traffic, again reflecting the drop in tariffs and general economic slowdown.

PT Prime consolidated revenues amounted to Euro 61 million, an increase of 29.4%, which was achieved on the back of strong growth in Internet and web solutions, outsourcing and broadband services.

TMN consolidated revenues saw an 18.4% rise driven mainly by customer growth as ARPU decreased 6.5% mainly due to seasonal adjustments as a result of a strong net additions of customers in the fourth quarter of 2001.

TCP revenues in Euros decreased by 2.0% mainly due to a 12.2% devaluation of the Real in the first quarter of 2002 compared to the first quarter of 2001. In Brazilian Reais TCP revenues increased 11.2% in the period.

PTM consolidated revenues amounted to Euro 157 million, equivalent to a 21.4% growth, reflecting good performance of TV Cabo and notwithstanding a 12.6% drop in advertising revenues.

EBITDA

EBITDA, assuming proportional consolidation of TCP, increased by 5.5%, as a result of the growth of TMN in Portugal, TCP in Brazil and the increased contribution from PTM. The EBITDA contribution by business line is as set out below:

EBITDA CONTRIBUTION BY BUSINESS LINE
(amounts stated in millions of Euro)

	1Q02 Fully	1Q01 Fully	1Q02 Prop[1]	1Q01 Prop	Δ y.o.y Prop	4Q01 Prop	Δ 1Q/4Q Prop
PT Comunicações	247.6	272.8	247.6	272.8	(9.2%)	248.1	(0.2%)
PT Prime	7.5	9.3	7.5	9.3	(19.4%)	3.6	108.3%
TMN	147.3	113.6	147.3	113.6	29.7%	149.8	(1.7%)
Telesp Celular	139.5	123.3	57.5	50.8	13.2%	46.6	23.4%
PT Multimedia	15.1	8.9	15.1	8.9	69.7%	13.3	13.5%
Other	1.4	(4.4)	2.3	(3.1)	(174.2%)	(0.1)	n.m.
Total EBITDA	**558.4**	**523.5**	**477.3**	**452.3**	**5.5%**	**461.3**	**3.5%**
EBITDA Margin	39.1%	38.0%	39.1%	38.8%	0.3 p.p.	36.4%	2.7 p.p.

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first quarter of 2002 and 2001.

PTC's EBITDA in the first quarter of 2002 amounted to Euro 248 million, a 9.2% decrease over the same period last year, but only a 0.2% decline when compared with the previous quarter. Notwithstanding increased competition following full liberalization, PTC was able to post a 42.7% EBITDA margin in this quarter. Such performance was achieved in part as a result of the implementation of effective cost control measures including employee reductions.

PT Prime's EBITDA amounted to Euro 7 million, equivalent to a margin of 9.8%. PT Prime continues to see good demand for its products and services but its performance continues to be affected by the impact of leased line costs on its overall cost structure and continued pressure on the pricing of its services due to strong competition. Start up costs of new businesses, such as B2B and web enabling solutions also continue to weigh on PT Prime's overall performance.

TMN's EBITDA in the first quarter of 2002 rose 29.7% to Euro 147 million as a result of strong subscriber growth. EBITDA margin in the period reached 41.8%, a 4.6 p.p. improvement over the first quarter of 2001 mainly due to a significant reduction of subscriber acquisition costs.

TCP's EBITDA in the first quarter of 2002, on the basis of proportional consolidation, amounted to Euro 58 million, an increase of 13.2% over the same period last year. This performance has been achieved against a 12.2% devaluation of the Brazilian Real in the period. In Brazilian Reais TCP's EBITDA increased by 26.9%. The EBITDA margin in the first quarter of 2002 was 38.7% (33.9% in the first quarter of 2001), reflecting a continued improvement since the second quarter of 2001 (27.9% under Brazilian GAAP).

PTM's contribution to PT Group EBITDA amounted to Euro 15 million, on the back of better performance at TV Cabo, and equivalent to a margin of 9.0%. This performance was achieved notwithstanding the fact that advertising revenues, which have high operational leverage, dropped 12.6% due to challenging market conditions and slowdown in the economy.

Operating Costs

Consolidated operating costs, on the basis of proportional consolidation of TCP, amounted to Euro 947 million, an increase of 2.3% over the same period last year and compared to a rise of 4.7% in consolidated revenues. Depreciation and amortization fell, and as a result EBIT margin increased by 1.8 p.p. to 22.3% in the period.

Wages and salaries amounted to Euro 157 million in this quarter compared to Euro 145 million booked in the first quarter of 2001. Overall, wages and salaries currently represent 12.8% of consolidated operating revenues, approximately the same level as in the same period last year (12.4%).

Post retirement benefits increased 31.6% to Euro 45 million due to the increased numbers of retired and early-retired ex-employees, as a result of workforce reduction programmes carried out in PTC, and the lower than the targeted 6% return achieved by the Pension Funds.

The cost of telecommunications amounted to Euro 148 million in comparison to Euro 139 million booked in the first quarter of 2001. The increase of Euro 10 million is explained mainly by the growth of mobile traffic.

During the first quarter of 2002, depreciation and amortization decreased by Euro 8 million (-3.9%) to Euro 205 million. This reduction resulted from a decrease in capex and from the change in the amortization policy for the assets acquired in the end of year 2001, which were amortized as from the month of its acquisition where in the first quarter of 2001 a full quarter amortization was recorded. This change in policy was implemented in 2001. The largest drop was booked in PTC, which saw its depreciation and amortization charge decrease by Euro 15 million. This decrease was also a result of the reduced capex in this business line.

Maintenance and repairs rose 35.0% to Euro 32 million due to higher activity in PT Prime and TMN, whilst the 23.9% drop in the cost of raw materials and consumables is explained by favorable comparison with the first quarter of last year which had adverse weather conditions and as a result higher repairs in the fixed telephone service.

Marketing and publicity costs amounted to Euro 21 million, a drop of 29.9% from the Euro 29 million booked in the first quarter of 2001. This cost item was also down by 39.3% compared to the fourth quarter of 2001, reflecting tighter control of customer acquisition costs.

Other general and administrative costs rose Euro 7 million or 3.6% to Euro 197 million. This performance reflects an increase in the costs of specialized works and outsourcing in PT Prime and TMN. In the first quarter of 2002, general and administrative costs in PTC and TCP were kept under strict control and decreased by 3.7% and 9.1%, respectively, over the same period last year.

Net Income

Net interest in the first quarter of 2002 amounted to Euro 31 million. Other net financial costs reached Euro 16 million. Foreign currency exchange losses included Euro 18 million of non-cash losses in the first quarter of 2002, relating to the recognition of the exchange rate losses/gains of derivative instruments used by PT to hedge currency risk, which in accordance with IAS 21 and complemented by the efficiency criteria established by IAS 39, have to be booked in the profit and loss account. The Euro/USD exchange rate at the end of the December 2001 was 0.8813, which compares with a rate of 0.8724 at the end of March 2002.

Total goodwill amortization in the period amounted to Euro 55 million, a rise of 37.8%, mainly due to increased goodwill of PTM.com following buy-out of the minorities by PTM, and PT Prime' post the acquisition of BUS, the data networks of Bradesco and Unibanco. The goodwill of PTM.com and BUS amounted to Euro 9 million and Euro 5 million, respectively.

Based on the proportional consolidation of TCP, losses on equity in earnings of affiliated companies decreased to Euro 35 million in the first quarter of 2002. These losses are mainly accounted for by the performance of two start up mobile investments of PT, Médi Telecom and GT, which booked losses of Euro 12 million and Euro15 million, respectively.

The extraordinary items booked in this period include a capital gain in the amount of Euro 30 million resulting from the sale of assets, against Euro 200 million booked in the same period of 2001.

Curtailment costs and severance associated with the work force reduction program amounted to Euro 5 million in the first quarter of 2002, against Euro 20 million booked in the first quarter of 2001.

Consolidated Net Income amounted to Euro 90 million in the first quarter of 2002, a 32.2% decrease over the same period last year.

6. INVESTMENT

Total investments including capex amounted to Euro 281 million, on the basis of proportional consolidation of TCP. Financial investments amounted to Euro 125 million and related mainly to the funding of GT's operations.

The breakdown of investment by business line was as set out below:

INVESTMENT BY BUSINESS LINE
(amounts stated in millions of Euro)

	1Q02 Fully	1Q01 Fully	1Q02 Prop(1)	1Q01 Prop	Δ y.o.y Prop	4Q01 Prop	Δ 1Q/4Q Prop
PT Comunicações	39.7	48.2	39.7	48.2	(17.6%)	122.5	(67.6%)
PT Prime	8.5	33.4	8.5	33.4	(74.6%)	31.7	(73.1%)
TMN	68.4	40.4	68.4	40.4	69.3%	92.3	(25.9%)
Telesp Celular	140.8	575.4	120.9	237.3	(49.0%)	191.4	(36.8%)
PT Multimedia	28.4	330.4	28.4	330.4	(91.4%)	321.9	(91.2%)
Other	14.6	31.7	14.6	31.7	(53.9%)	25.7	(43.2%)
Total	**300.4**	**1,059.5**	**280.5**	**721.4**	**(61.1%)**	**785.5**	**(64.3%)**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first quarter of 2002 and 2001.
(2) Includes financial investment of Euro 107 million in GT. Capex at Global was Euro 15 million.

Capex measured in terms of a ratio to revenues has been falling consistently for the PT Group and now stands at 12.8% as set out below:

CAPEX BY BUSINESS LINE
(amounts stated in millions of Euro)

	1Q02 Fully	1Q01 Fully	1Q02 Prop(1)	1Q01 Prop	Δ y.o.y Prop	4Q01 Prop	Δ 1Q/4Q Prop
PT Comunicações	39.7	47.9	39.7	47.9	(17.1%)	122.5	(67.6%)
PT Prime	8.2	7.6	8.2	7.6	7.9%	26.1	(68.6%)
TMN	68.4	40.4	68.4	40.4	69.3%	92.4	(25.9%)
Telesp Celular	33.8	90.2	13.9	37.2	(62.6%)	91.4	(84.8%)
PT Multimedia	18.6	19.1	18.6	19.1	(2.6%)	60.7	(69.4%)
Other	6.8	7.8	6.8	7.8	(11.5%)	(21.0)	(132.9%)
Total	**175.5**	**213.0**	**155.6**	**160.0**	**(2.8%)**	**372.1**	**(58.2%)**

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% in the first quarter of 2002 and 2001.

PTC this quarter managed a capex to revenues ratio of 6.8% and TCP reduced capex substantially to 9.4% of revenues in this quarter.

7. CONSOLIDATED DEBT

PT's fully consolidated net debt as of March 31, 2002 amounted to Euro 5,163 million, a decrease of Euro 293 million compared to the end of year 2001. The gearing ratio was 52.0% compared to 53.9% booked at the end of year 2001. On a proportionally consolidated basis, the net debt amounted to Euro 5,129 million and the equivalent gearing ratio was 51.8%.

GT continues to be accounted for by TCP using the equity method, but as a result of the re-financing undertaken by PT last year, GT's debt is now being included as part of PT's total debt. As of March 31, 2002, PT shareholder loans to TCP and GT amounted to Euro 1.9 billion, approximately 83.2% of their total debt, which at the end of March 2002 amounted to Euro 2,239 million. TCP has announced a R$ 2.5 billion rights issue and the proceeds will be used primarily to pay down debt. Depending on market conditions, PT would expect to have some of it shareholder loans repaid by subscribing for shares in the forthcoming rights issue.

On a fully consolidated basis, approximately 80.4% of PT's total indebtedness is medium and long term, following the refinancing deals undertaken throughout 2001. As of March 31, 2002, 55.7% of PT's consolidated debt was denominated in Euros, 34.9% in US Dollars and 9.0% in Brazilian Reais. Approximately 77% of debt in PT's Brazilian subsidiaries is now either Real denominated or has been swapped into Real. PT's average cost of debt in the first quarter of 2002 including the loans in Brazilian Reais was approximately 5.1% on a fully consolidated basis of TCP and including financial costs of GT.

The breakdown of PT's consolidated debt is as set out below:

CONSOLIDATED DEBT
(amounts stated in millions of Euro)

	Mar. 31, 2002		Dec. 31, 2001		Δ %
	Fully	Prop[1]	Fully	Prop	Prop
Short Term	**1,292.7**	**1,243.3**	**1,319.3**	**1,199.0**	**3.7%**
Bank Loans	155.6	142.7	360.1	267.7	(46.7%)
Bond Loans	450.9	450.9	197.0	197.0	128.9%
Other Loans	686.2	649.7	762.2	734.3	(11.5%)
Medium and long term	**5,311.7**	**5,274.9**	**5,428.3**	**5,387.4**	**(2.1%)**
Convertible Bond	1,059.0	1,059.0	1,059.0	1,059.0	0.0%
Other Bond Loans	2,724.7	2,724.7	2,724.7	2,724.7	0.0%
Bank Loans	1,304.9	1,268.1	1,411.1	1,370.2	(7.5%)
Other Loans	223.1	223.1	233.5	233.5	(4.4%)
Total Indebtedness	**6,604.4**	**6,518.2**	**6,747.6**	**6,586.4**	**(1.0%)**
Cash and Short Term-Investments	1,441.6	1,389.0	1,291.5	1,268.1	9.5%
Net Debt	**5,162.8**	**5,129.2**	**5,456.1**	**5,318.3**	**(3.6%)**
Shareholders Loans, of which:					
PT Multimedia	701.3	701.3	677.8	677.8	3.5%
TCP (including GT)	1,862.0	1,862.0	1,633.1	1,633.1	14.0%

(1) The information provided under "Prop" is on the basis of the proportional consolidation of TCP, corresponding to an economic interest of 41.23% as of March 31, 2002 and as of December 31, 2001.

8. EMPLOYEES

At the end of March 2002, PT's had 20,732 employees. The breakdown of PT's employees by business line is as set out below:

EMPLOYEES AND PRODUCTIVITY RATIOS

	1Q02	1Q01	Change	Δ y.o.y %
PT Comunicações[(1)]	10,306	11,079	(773)	(7.0%)
PT Prime	956	744	212	28.5%
TMN	1,201	1,034	167	16.2%
Telesp Celular	1,675	1,715	(40)	(2.3%)
PT Multimedia	3,815	3,785	30	0.8%
Other	2,779	2,284	495	21.7%
Total Group Employees	**20,732**	**20,641**	**91**	**0.4%**
Domestic Market	17,607	17,711	(104)	(0.6%)
International Market	3,125	2,930	195	6.7%
Fixed Main Lines per Employee – Portugal	**413**	**390**	**23**	**5.9%**
Cards per Employee				
TMN	3,316	3,042	273	9.0%
Telesp Celular	3,137	2,626	510	19.4%

(1) Includes employees working at Marconi.

9. BUSINESSES PERFORMANCE

PT Comunicações

PT Comunicações	1Q02	1Q01	Δ y.o.y	4Q01	Δ 1Q/4Q
Financials					
Operating Revenues	580.4	607.3	(4.4%)	577.9	0.4%
EBITDA	247.6	272.8	(9.2%)	248.1	(0.2%)
EBITDA Margin	42.7%	44.9%	(2.2 p.p.)	42.9%	(0.2 p.p.)
Capex	39.7	47.9	(17.1%)	122.5	(67.6%)
Capex as % of Revenues	6.8%	7.9%	(1.1 p.p.)	21.2%	(14.4 p.p.)
Operating Data					
Orig. in the Fixed Network (mn min.)	4,144	4,411	(6.1%)	4,312	(3.9%)
Orig. Traffic/Access/Day (min.)	10.8	11.4	(5.3%)	11.0	(2.1%)
ISDN Penetration Rate (%)	19.1	16.4	2.7 p.p.	18.6	0.5 p.p.
Leased Lines Capacity ('000)	1,493	1,032	44.8%	1,474	1.3%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 4 of the Appendix.

PTC has continued to perform well in the first quarter of 2002 and it has been able to retain a 91% market share measured in terms of total minutes of outgoing traffic and a 97% market share of access lines in service. Product differentiation and a competitive offer in terms of pricing, innovation and quality, were the key factors behind PTC's customer retention strategy.

Carrier pre-selection has been introduced for all types of calls. The number of accesses in pre-selection totaled 311,000 at the end of March 2002. The offering of the unbundling of the local loop and number portability services are also now available.

PTC continues to promote aggressively its portfolio of services, focusing in particular on SoHo and SME clients. Some of the services for these segments of the market include ISDN based services, namely for Internet access, with integrated solutions such as "NetBiz", "Cyberkit RDIS" (RDIS=ISDN) and "CyberLAN RDIS for small LANs, including a variety of internet/intranet solutions and firewalls.

For the residential market PTC has been marketing aggressively ISDN and voice mail services, which are now positioned as a unified service together with TMN. ISDN accesses increased 14.8% over the first quarter of 2001, equivalent to 19.1% penetration of total main lines. PTC has currently 1,341 thousand voice mail boxes, an increase of 28.4% over the same period last year, and equivalent to a penetration of 36.3% of total main lines. Fixed main lines in service reached approximately 4.3 million. The residential clients account for 67.1% of all lines, SoHo and SME represent 17.5%, large corporate clients (handled by PT Prime) 9.1% and 2.7% of the lines are accounted for by wholesale services.

Wholesale leased lines capacity climbed 44.8%, reflecting the demand from new services and new operators as well as the quality and competitive pricing of PTC.

PTC offers ADSL service on a wholesale basis. The take up of this service has been slow with only 5,000 subscribers at the end of the first quarter of 2002 and with PT's subsidiaries accounting for a 75% market share.

Fixed network usage in minutes decreased 2.1% over the first quarter of 2001. Traffic per line per day reached 10.8 minutes, a decrease of 5.3%. Internet access traffic accounts for 41.5% of total originated traffic. Domestic voice traffic decreased 18.1% mainly due to mobile substitution, the macro-economic growth slow down and fewer working days this quarter compared to the same period last year. The wholesale business continues strong and traffic increased 8.3% this quarter.

PTC has launched a wide range of innovative price plans for different customer segments with the aim of increasing price flexibility and competitiveness. Following the tariff changes of February 2001, the overall reduction in the fixed telephone service price basket in the first quarter 2001 was 4.5% in real terms (CPI-4.5%). Interconnection fees decreased on average 7.0% with reductions of 10.6% for call origination and 10.0% for call termination. Fixed telephone service tariffs for 2002 will be set on the basis of a Universal Service Convention, which is expected to form the framework for future telephone service pricing. Discussions regarding the price cap are still on-going.

Operating revenues amounted to Euro 580 million, a decrease of 4.4% over the first quarter of 2001, mainly driven by the change in accounting regime of Internet access traffic. Fixed telephone service accounts for 67.8% of the revenues whilst wholesale accounts for 23.0% of total operating revenues. The breakdown of fixed telephone service revenues between subscription charges and traffic is 42.2% and 53.8%, respectively.

EBITDA amounted to Euro 248 million, corresponding to a decrease of 9.2% over the first quarter of 2001 and a decrease of 0.2% over the fourth quarter of last year. EBITDA margin reached 42.7% in line with year 2001 figure. PTC was able to maintain solid margins due to effective cost control, mainly of operating costs in the infrastructure and IT areas.

During this first quarter PTC reduced capex by 17.1% over the first quarter 2001 to Euro 40 million, equivalent to 6.8% of revenues. At the end of March 2002 the number of employees was 10.3 thousand a 7.0% reduction over the first quarter 2001, further improving the number of lines per employee by 5.9% to 413.

PT Prime

PT Prime	1Q02	1Q01	Δ y.o.y	4Q01	Δ 1Q/4Q
Financials					
Operating Revenues	75.9	58.6	29.5%	72.1	5.3%
EBITDA	7.5	9.3	(19.4%)	3.6	108.3%
EBITDA Margin	9.8%	15.8%	(6.0 p.p.)	5.0%	4.8 p.p.
Capex	8.2	7.6	7.9%	26.1	(68.6%)
Capex as % of Revenues	10.8%	13.0%	(2.2 p.p.)	36.2%	(25.4 p.p.)
Operating Data					
Data Comm. Accesses ('000)	35.3	28.4	24.4%	33.8	4.5%
Corp. WEB Capacity Sold (Mbps)	257.4	135.1	90.5%	234.3	9.9%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 5 of the Appendix.

PT Prime is the commercial front end for large corporate customers covering approximately 6,500 accounts. PT Prime offers the most advanced telecommunication solutions including several access speed options, web design, application hosting and firewalls. PT Prime operates also the largest Internet Data Centre in Portugal.

PT Prime has been reinforcing its market leadership by offering superior service quality and reliability based on a solid trackrecord. In the last twelve months, PT Prime has been awarded a number of important contracts to provide telecommunications network and IT solutions for leading Portuguese institutions.

Corporate Internet capacity sold in the first quarter of 2002 more than doubled compared to the same period last year.

In data communications, the total number of accesses increased 24.4%, frame relay accesses climbed 66.8% and broadband ATM based connections climbed 30.3%. Leased lines capacity to end-users rose 26.7% and leased lines digital capacity reached 90.5% of the total.

Prices nonetheless remain under pressure due to strong competition, which combined with increasing costs of leased lines led to a deterioration of EBITDA margin, which dropped 6 p.p. in the period to 9.8%. Compared with the fourth quarter of 2001, however, PT Prime posted a 4.9 p.p. improvement in margin.

PT Prime's operating revenues amounted to Euro 76 million, an increase of 29.5% over the first quarter of 2001. There were significant increases in revenues from broadband, outsourcing and Internet related corporate services. PT Prime's EBITDA amounted to Euro 7 million. PT Prime's capex amounted to Euro 8 million in the period.

PT's Mobile Businesses

PT's domestic and international mobile assets includes mainly TMN in Portugal and TCP and GT in Brazil. As at March 31, 2001, PT's mobile businesses covered more than 100 million inhabitants and represented approximately 10.4 million subscribers, or 61.9% of PT's total customer base. Mobile businesses accounted for 36.8% of revenues and 42.8% of EBITDA.

TMN

TMN	1Q02	1Q01	Δ y.o.y	4Q01	Δ 1Q/4Q
Financials					
Operating Revenues	352.4	305.5	15.4%	384.7	(8.4%)
EBITDA	147.3	113.6	29.7%	149.8	(1.7%)
EBITDA Margin	41.8%	37.2%	4.6 p.p.	38.9%	2.9 p.p.
Capex	68.4	40.4	69.3%	92.4	(25.9%)
Capex as % of Revenues	19.4%	13.2%	6.2 p.p.	24.0%	(4.6 p.p.)
Operating Data					
Active Customers ('000)	3,982	3,146	26.6%	3,905	2.0%
Net Additions ('000)	77	206	(62.7%)	283	(72.7%)
ARPU (Euro)	27.1	29.0	(6.5%)	29.6	(8.4%)
SAC (Euro)	73.6	92.4	(20.4%)	63.1	16.7%

(amounts stated in millions of Euro)
More detailed financial and operational information is set out in Table 6 of the Appendix.

TMN is the leading mobile operator in Portugal with 3,980 thousand customers, having added 837 thousand customers in the last 12 months. Net additions for TMN in the first quarter of 2002 were 77,000 customers, 25.9% of which were post paid customers. This represents a 5.6 p.p. improvement over 20.3% postpaid net adds achieved in the first quarter of 2001.

Customer retention has become a priority and to this end TMN continues to launch several loyalty programs for prepaid customers. The number of upgrades in this quarter reached 47.8 thousand, a 14.1% increase over the first quarter of 2001.

The average number of SMS messages per month per active-SMS-user was approximately 51 messages, down from 62 messages in the first quarter of 2001, equivalent to an 18.7% reduction. However the number of active-SMS-user increased 32.5%. TMN has selected its MMS platform and hopes to launch the service over the next few months. TMN is also collaborating with the other mobile operators and banking system here in Portugal to launch M-payments service during the course of this year.

Currently, more than 637,000 customers have WAP-enabled handsets and 177,000 are active users. "MyTMN" platform allows users to personalize a wide range of services using WAP, SMS and voice. WAP customers can access to webmail, agenda, stock exchange information, location based services, easy messaging, on-line ticketing and chat services.

Overall, data service usage is expected to grow in the future as customers become increasingly familiar with the "MyTMN" platform, the service offering is enlarged and the access speed is increased through the higher use of GPRS. TMN plans to promote GPRS aggressively, to the corporate customers, over the next few months. Increased data speeds are expected to improve performance and attractiveness of the "MyTMN" bouquet of products and should result in higher contribution of data to overall revenues in the future. ARPU enhancement is also expected with the launch of MMS and M-payments.

Operating revenues this quarter increased by 15.4% to Euro 352 million. Revenues from services increased 21.1% whilst revenues from equipment sales decreased 21.7%. Revenues from data services, namely SMS and WAP services, accounted for 6.3% of revenues. ARPU in the first quarter of 2002 decreased to Euro 27.1 from Euro 29.6 in the fourth quarter of 2001. Traffic in the first quarter of 2002 reached 127.9 minutes per user per month compared to 135.5 minutes in the fourth quarter of 2001. This usage pattern can be partly explained by the macroeconomic slowdown and seasonality.

EBITDA amounted to Euro 147 million, a 29.7% increase over the first quarter of 2001, equivalent to an EBITDA margin of 41.8%, representing a 4.6 p.p. improvement. Compared to the fourth quarter of 2001, EBITDA margin increased 2.9 p.p.. SAC for the first quarter of 2002 was Euro 73.6 down from Euro 92.4 in the first quarter of 2001. CCPU dropped 12.0% over the first quarter of 2001 to Euro 14.4 as a result of strict cost control.

Capital expenditure in the period amounted to Euro 68 million, equivalent to 19.4% of revenues. Investments are now being directed towards expansion of network capacity and coverage, improvement of quality of service and customer care. UMTS network rollout accounted for Euro 13 million of capex.

Telesp Celular

Telesp Celular	1Q02	1Q01	Δ y.o.y	4Q01	Δ 1Q/4Q
Financials					
Operating Revenues	360.1	363.5	(0.9%)	356.5	1.0%
EBITDA	139.5	123.3	13.2%	113.1	23.4%
EBITDA Margin	38.7%	33.9%	4.8 p.p.	31.7%	7.0 p.p.
Capex	33.8	90.2	(62.6%)	221.7	(84.8%)
Capex as % of Revenues	9.4%	24.8%	(15.4 p.p.)	62.2%	(52.8 p.p.)
Operating Data					
Customers ('000)	5,254	4,504	16.7%	5,104	2.9%
Net Additions ('000)	150	202	(25.7%)	113	32.7%
Market Share Total Subs (%)	66	64	2 p.p.	65	1.0 p.p.
ARPU (Reais)	42	45	(6.3%)	45	(6.7%)
SAC (Reais)	93	75	24.0%	130	(28.5%)

(amounts stated in millions of Euro)
The information provided in this table is the full financial results of TCP.
More detailed financial information is set out in Table 7 of the Appendix.

The São Paulo State is estimated to have approximately 8.0 million mobile customers at the end of March, which is equivalent to a penetration rate of approximately 21.6%. This compares with the overall mobile penetration in Brazil, which is estimated at 17.2%.

Net additions for TCP in the first quarter were 150,000. At the end of March, TCP had 5,254 thousand customers, equivalent to a 66% total market share in the São Paulo State.

Under current market conditions, TCP has been focusing on maintaining costs under control, having reduced handset subsidies significantly this quarter. As a result, SACs in the first quarter of 2002 reached R$ 93 from R$ 130 in the fourth quarter of 2001. EBITDA margin (in accordance with Brazilian GAAP) increased to 38.7% in the first quarter of 2002 from 34.5% in the fourth quarter of 2001, 32.1% in the third quarter and 27.9% in the second quarter.

TCP analogue customer base has been migrating successfully to the digital platform and analogue service customers now represent only 5.7% of TCP's customer base. Prepaid customers totalled 3,881 thousand as of March 31, 2002, corresponding to 73.9% of the total number of customers. By the end of March 2002, the total number of contract customers was 1,373 thousand.

In the first quarter of 2002, ARPU was on average R$ 42 compared with R$ 45 in the first quarter of 2001. The drop in ARPU is explained by the growing number of prepaid customers, which have a lower usage relative to TCP's total subscriber base and a drop in MOUs due to the current challenging economic environment in Brazil.

The development of WAP has been progressing well. At the end of March 2002, almost 2.2 million customers of TCP had WAP-enabled handsets. Approximately 1.6 million subscribers have already used WAP service and in the first quarter the WAP service generated around 9.8 million minutes of usage. Revenues from the SMS and WAP services accounted for approximately 1.5% of service revenues.

Operating revenues at TCP amounted to Euro 360 million, a 0.9% decrease compared to the same period last year but against a backdrop of a 12.2% devaluation of the Brazilian Real in the period. Net service revenues decreased 1.2% over the first quarter of 2001, reaching Euro 314 million. Revenues from handset sales increased 1.1% in the period. In local currency - Brazilian Real - and according to Brazilian GAAP, operating revenues and EBITDA increased by 11.2% and 27.3%, respectively, over the first quarter of 2001

Net interest expense for the first quarter of 2002 amounted to R$ 117 million, an increase of 102.7% over the first quarter of 2001, reflecting the additional debt raised to finance the acquisition of 83% of the share capital of the holding companies that control GT and a decrease of 55.6% over the fourth quarter of 2001, as a result of currency risk management and the stabilization of the Real against the USD and an appreciation of the USD against the Euro during the quarter. Taking into consideration GT on a pro forma basis, total debt increased to R$ 4,979 million and interest expense increased to R$ 171 million, which results in an average cost of funding of approximately 16% per annum for the quarter, lower than the CDI rate in Brazil.

Consolidated net income in the quarter amounted to a negative R$ 75 million, better than the negative R$ 100 million recorded in the first quarter of 2001 and the negative R$ 564 in the fourth quarter of 2001.

GT's equity at the end of the first quarter of 2002 was negative R$ 75 million as compared to negative R$ 119 million in the first quarter of 2001 and negative R$ 132 million in the fourth quarter of 2001. This trend reflects GT's improved performance, resulting in lower net losses during the first quarter.

Net income was negatively impacted by higher financing costs related to the TCP's higher debt and a negative charge of R$ 75 million resulting from the equity consolidation of GT. Net income amounted to negative R$ 75 million (negative Euro 36 million) compared to R$ 100 million booked in the first quarter of 2001 (according to Brazilian GAAP).

Capital expenditure for the period amounted to Euro 34 million in TCP, a significant drop compared to the same period last year.

Global Telecom

Global Telecom	1Q02	1Q01	Δ y.o.y	4Q01	Δ 1Q/4Q
Financials					
Operating Revenues	47.9	47.6	0.6%	59.9	(20.1%)
EBITDA	5.9	(13.3)	144.5%	(16.9)	135.1%
EBITDA Margin	12.4%	(28.0%)	n.m.	(28.2%)	n.m.
Capex	15.1	4.3	251.2%	73.0	(79.3%)
Capex as % of Revenues	31.5%	9.0%	23 p.p.	121.9%	n.m.
Operating Data					
Customers ('000)	905	540	67.7%	862	5.0%
Net Additions ('000)	43	77	(43.7%)	139	(68.9%)
Market Share Total Subs (%)	36	27	8.8 p.p.	35	0.9 p.p.
ARPU (Reais)	34	48	(29.2%)	35	(2.9%)
SAC (Reais)	89	374	(76.2%)	195	(54.4%)

GT accounted for 80% of the estimated 54 thousand net additions in the Santa Catarina and Paraná States in the first quarter of 2002, equivalent to 43,000 new customers. The total number of GT's customers reached 905,000, as of March 31, 2002 and its market share increased from 27% in the first quarter of 2001 to 36%. Post paid customers represent 31.7% of the total customer base at the end of the first quarter, but most of the growth is being driven by prepaid customers on the back of the launch of the "Baby" service. GT launched the "Baby" prepaid service on May 1, 2001. Baby net additions in Paraná and Santa Catarina reached to 55,000 in this quarter and accounted for 69.5% of total net prepaid additions of GT.

ARPU declined, as expected and in line with the strong expansion of the pre-paid customer base. In the first quarter of 2002, ARPU was R$ 34, a decrease of 2.9% over the previous quarter.

GT reached EBITDA break-even in this quarter. EBITDA amounted to R$ 12 million compared to negative R$ 25 million booked in the first quarter of 2001, reflecting the increase in net service revenues and the effective cost control in this quarter.

Net interest expense for the first quarter of 2002 amounted to R$ 57 million, representing a decrease of 61% relative to the first quarter of 2001 and a 15% increase relative to the fourth quarter of 2001, due to the increase in indebtedness level of GT.

As a result of improved EBITDA and sound financial management, GT has improved its net earnings, presenting a loss in the first quarter of 2002 of R$ 90 million compared to the first quarter of 2001 loss of R$ 209 million and to the fourth quarter of 2001 loss of R$ 157 million.

Other Mobile Operations

At the end of March 2002, Médi Telecom had 1,235 thousand customers, representing a 40% market share. The pre-paid customers account for 93.5% of total customers of Médi Telecom. The ARPU of Médi Telecom in this period was Euro 13. Operating revenues amounted to Euro 47 million, EBITDA amounted to Euro 3 million and capex amounted to Euro 9 million. Net income in the first quarter of 2002 was negative Euro 39 million. PT equity accounts this investment and its contribution this quarter was negative Euro 12 million.

Mascom had 246 thousand customers in Botswana at the end of March, a rise of 70.3% over the same period last year. Mascom has a market share of approximately 70% and pre-paid customers account for 97% of its total customer base. The ARPU of Mascom was Euro 17. Operating revenues amounted to Euro 13 million, EBITDA amounted to Euro 4 million, equivalent to a margin of 31.2%, and capex amounted to Euro 2 million.

PT Multimedia

PT Multimedia	1Q02	1Q01	Δ y.o.y	4Q01	Δ 1Q/4Q
Financials					
Operating Revenues	168.5	135.9	24.0%	184.5	(8.7%)
EBITDA	15.1	8.9	69.7%	13.3	13.5%
EBITDA Margin	9.0%	6.5%	2.5 p.p.	7.2%	1.8 p.p.
Capex	18.6	19.1	(2.6%)	60.7	(69.4%)
Capex as % of Revenues	11.0%	14.1%	(3.1 p.p.)	32.9%	(21.9 p.p.)
Operating Data					
Pay-TV Subscribers ('000)	1,187	1,011	17.4%	1,160	2.3%
ISP Customers ('000)	748	546	37.1%	682	9.7%
Lusomundo Tickets Sold (mn)	4.0	3.7	8.5%	4.0	(0.0%)

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 8 of the Appendix.

Operating revenues climbed 24.0% to Euro 169 million, compared with the first quarter of 2001. EBITDA rose 69.7% to Euro 15 million, equivalent to an EBITDA margin of 9.0%. Net income amounted to negative Euro 40 million. PTM's interest in UOL is being treated as a financial investment and therefore is not being consolidated, in the financial information presented herein.

Pay-TV – TV Cabo

The Pay-TV subsidiary of PTM has already passed 2,316 thousand of homes and 1.5 million of these homes already have two-way capabilities. The total number of pay-TV customers reached 1,187 thousand, a rise of 17.4% over the same period last year. At the end of the first quarter of 2002, TV Cabo had approximately 947,000 cable TV subscribers and 240,000 DTH subscribers. The number of subscribers of the premium services increased 38.9% to 767,000. The pay to basic ratio reached 64.6% compared to 54.6% in the same period of 2001.

The take up of the broadband internet access using cable modem is progressing well and at the end of this quarter TV Cabo already had over 75,000 customers on this service, representing 64% market share.

TV Cabo's ARPU was Euro 20.4, an increase of 13.3% over the first quarter of 2001. Operating revenues amounted to Euro 80 million and EBITDA amounted to Euro 13 million, a rise of 40.1% and 89.6% over the first quarter of 2001, respectively. EBITDA margin was 16.1%, a 4.2 p.p. improvement against the first quarter of 2001. Capex in the period amounted to Euro 14 million, representing 17.4% of revenues.

ISP and Portals – PTM.com

PTM.com had 673,000 dial-up customers, a rise of 30.2% over the first quarter of 2001. The network registered 9 million hours of Internet traffic during this quarter.

ADSL service targeted to residential and SoHo customers is available under the brand name "NetFast". Demand for Internet broadband access has been slow to pick up and at the end of the first quarter, PTM.com had approximately 4 thousand ADSL customers. The company is currently revising its strategy and will be accelerating the roll-out of the service over the next few months.

PTM.com's Sapo portal posted 155.8 million page views (+60.1% over the first quarter of 2001) and 2.1 million unique visitors per month.

PTM.com's revenues amounted to Euro 18 million, an increase of 42.6% over the same period last year mainly reflecting the more beneficial internet traffic revenue margin arrangement for the ISP compared to the fixed line operator. EBITDA amounted to negative Euro 4 million. Capex in the period was Euro 2 million.

Media - Lusomundo

Lusomundo is Portugal's leading media company with activities covering newspapers, magazines, news radio and cinema exhibition.

Jornal de Notícias, leading daily Portuguese newspaper, reached more than 10.6% of readership in Portugal. Diário de Notícias, another daily newspaper owned by Lusomundo is the #3 ranked paper in Portugal. The Portuguese version of National Geographic has been successful, with an average circulation of 77.4 thousand copies in the first quarter of 2002, only one year after its launch.

The news radio channel TSF maintained the leading position amongst the top segment radio audience, with a 17.8% of radio listeners in its segment (-1.5 p.p. over the first quarter of 2001).

Total cinema ticket sales in Portugal and Spain rose from 3.7 million in the first quarter of 2001 to 4 million in the first quarter of 2002. Cinema distribution activities improved with the launch of 21 new movies.

Video and video games activities have also posted good performance, as a result of growing DVD sales and successful launch of Sony PlayStation II.

The online activities of Lusomundo have been integrated with Sapo's multiple access portal, including WAP and IDTV and should result in costs savings in the future.

Lusomundo's revenues amounted to Euro 71 million, a 6.4% rise over the first quarter of 2001. The first quarter of 2002 saw a 17.2% growth in revenues of the audiovisual area and a contraction in media advertising revenues of 12.6% due to the challenging market conditions. EBITDA amounted to Euro 6 million, a 2.4% increase over the first quarter of 2001, equivalent to a margin of 8.2%.

TABLES TO FOLLOW:

Table 1: Consolidated Profit and Loss Statements
Table 2: Consolidated Balance Sheet
Table 3: Consolidated Operating Revenues
Table 4: PT Comunicações
Table 5: PT Prime
Table 6: TMN
Table 7: Telesp Celular
Table 8: PT Multimedia

This information is also available on PT's website www.telecom.pt.

Contact: Vitor J. Sequeira, Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623

Portugal Telecom is listed on the Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN, on Bloomberg under the symbol PLTM PL and on Quotron under the symbol PT.

TABLE 1: CONSOLIDATED PROFIT AND LOSS STATEMENTS

PORTUGAL TELECOM AND SUBSIDIARIES

(amounts in millions of Euro)

	1Q 2002		1Q 2001		Δ %
	Fully	Proportional	Fully	Proportional	Proportional
Consolidated Operating Revenues, of which:	**1,428.8**	**1,219.3**	**1,376.3**	**1,164.7**	**4.7%**
PT Comunicações	511.0	511.0	552.4	552.4	(7.5%)
PT Prime	60.8	60.8	47.0	47.0	29.4%
TMN	300.6	300.6	253.9	253.9	18.4%
Telesp Celular	360.0	146.9	363.5	149.9	(2.0%)
PT Multimedia	157.2	157.2	129.5	129.5	21.4%
Other	39.2	42.8	30.0	32.0	33.8%
Consolidated Operating Costs and Expenses, of which:	**1,120.3**	**947.1**	**1,108.3**	**925.8**	**2.3%**
Wages and Salaries	167.6	156.6	155.2	144.8	8.1%
Post Retirement Benefits (Normal Contribution)	45.6	45.4	34.6	34.5	31.6%
Costs of Telecommunications	171.1	148.2	159.4	138.7	6.8%
Depreciation and Amortisation	249.9	205.1	255.6	213.4	(3.9%)
Subsidies	(0.6)	(0.6)	(0.5)	(0.5)	20.0%
Subsidies for Fixed Assets	(7.0)	(7.0)	(8.4)	(8.4)	(16.7%)
Maintenance and Repairs	32.3	32.0	23.7	23.7	35.0%
Own Work Capitalized	(23.3)	(23.3)	(30.2)	(30.2)	(22.8%)
Raw Materials and Consumables	25.1	25.1	33.0	33.0	(23.9%)
Costs of Products Sold	116.4	85.8	133.3	102.2	(16.0%)
Telephone Directories	23.0	23.0	22.5	22.5	2.2%
Marketing and Publicity	24.2	20.6	35.1	29.3	(29.9%)
Concession Fee	4.6	4.6	5.5	5.5	(16.4%)
Other General and Administrative	236.6	196.8	235.0	190.0	3.6%
Provision for Doubtful Receivables and Other	42.1	29.2	44.9	23.5	24.3%
Other Net Operating Income	(12.6)	(12.7)	(11.8)	(11.9)	6.7%
Taxes Other than Income Taxes	25.3	18.3	21.4	15.7	16.6%
Consolidated Operating Income	**308.5**	**272.2**	**267.9**	**238.9**	**13.9%**
Other Expenses / (Income), net of which:	**183.1**	**130.4**	**120.7**	**65.4**	**99.4%**
Interest Expenses	110.6	99.9	140.7	111.2	(10.2%)
Foreign Currency Exchange Losses	27.6	19.2	90.8	90.8	(78.9%)
Goodwill Amortization	56.6	54.8	40.4	39.7	38.0%
Interest Income	(72.0)	(68.8)	(41.3)	(35.4)	94.4%
Net Other Financial Expenses / (Income)	33.8	16.3	(1.5)	1.5	n.m.
Losses on Sales and Disposals of Fixed Assets, Net	0.8	0.8	0.4	0.4	100.0%
Equity in Earnings of Affiliated Companies	56.0	34.9	77.3	39.8	(12.3%)
Other Non-Operating Expenses/(Income)	(5.1)	(1.5)	(6.3)	(2.9)	(48.3%)
Extraordinary Items	(30.2)	(30.2)	(199.8)	(199.8)	(84.9%)
Work Force Reduction Programme Costs	5.0	5.0	20.1	20.1	(75.1%)
Consolidated Income Before Income Taxes	**125.4**	**141.8**	**147.2**	**173.5**	**(18.3%)**
Provision for Income Taxes	(73.1)	(66.9)	(48.9)	(48.7)	37.4%
Loss / (Income) Applicable to Minority Interests	37.9	15.3	34.7	8.2	86.6%
Consolidated Net Income for the Period	**90.2**	**90.2**	**133.0**	**133.0**	**(32.2%)**

Note: TCP was proportionally consolidated in accordance with an economic interest of 41.23% owned by PT as of March 31, 2002 and March 31, 2001.

TABLE 2: CONSOLIDATED BALANCE SHEET

PORTUGAL TELECOM AND SUBSIDIARIES

(amounts in millions of Euro)

	Mar. 31, 2002		Dec. 31, 2001	
(Euro million)	Fully	Proportional	Fully	Proportional
Current Assets	3,882.6	3,725.6	3,628.1	3,511.5
Investments, net	2,043.6	2,368.9	2,000.3	1,947.2
Fixed Assets, net	5,351.1	4,419.6	5,491.3	4,500.5
Intangible Assets, net	4,950.4	4,739.6	4,934.4	4,754.2
Others	1,609.9	1,272.4	1,582.2	1,177.8
Total Assets	**17,837.6**	**16,526.1**	**17,636.3**	**15,891.2**
Current Liabilities	3,349.0	3,076.4	3,240.0	2,556.0
Medium and Long Term Debt	5,311.7	5,274.9	5,428.3	5,387.5
Others	3,214.8	2,984.8	3,081.2	2,848.6
Total Liabilities	**11,875.5**	**11,336.1**	**11,749.5**	**10,792.1**
Minority Interests	***1,189.9***	***417.8***	***1,220.0***	**432.3**
Total Shareholders' Equity	**4,772.2**	**4,772.2**	**4,666.8**	**4,666.8**
Total Liabilities,M.I. and Shareholders' Equity	**17,837.6**	**16,526.1**	**17,636.3**	**15,891.2**

Note: TCP was proportionally consolidated in accordance with an economic interest of 41.23% owned by PT as of March 31, 2002 and December 31, 2001.

TABLE 3: CONSOLIDATED OPERATING REVENUES

(amounts in millions of Euro)

	1Q 2002	1Q 2001	Δ %
	Proportional	Proportional	Proportional
PT Comunicações	**511.0**	**552.4**	**(7.5%)**
Fixed Telephone Service	389.5	440.1	(11.5%)
Domestic	340.1	386.7	(12.0%)
Fixed Charges	164.3	157.5	4.3%
Traffic	175.9	229.2	(23.3%)
Local	38.4	46.3	(17.0%)
Regional	20.5	27.6	(25.9%)
National	20.6	24.9	(17.0%)
Internet	-	23.2	n.m.
Fixed-Mobile	94.1	106.1	(11.3%)
Other	2.3	1.1	109.1%
International	49.4	53.4	(7.5%)
Wholesale	71.3	62.4	14.3%
Traffic	32.1	25.3	26.9%
Leased Lines	30.7	28.8	6.6%
Telecast	8.5	8.3	2.4%
Sales	6.3	9.1	(30.4%)
Directories	34.7	33.4	3.8%
Other	9.1	7.4	23.3%
PT Prime	**60.8**	**47.0**	**29.4%**
Data Communications	25.2	17.6	43.2%
Broadband	2.6	0.8	225.0%
Leased Lines	12.6	15.2	(17.1%)
Voice	4.6	1.9	142.1%
Internet	4.7	2.8	67.9%
Outsourcing	4.4	1.9	131.6%
Sales and Other	6.7	6.8	(1.5%)
PT Mobile Businesses			
TMN	**300.6**	**253.9**	**18.4%**
Services Rendered	269.4	215.3	25.1%
Sales and Other	31.2	38.6	(19.2%)
Telesp Celular	**146.9**	**149.9**	**(2.0%)**
Services Rendered	127.8	131.0	(2.4%)
Sales and Other	19.1	18.9	1.1%
PT Multimedia	**157.2**	**129.5**	**21.4%**
Pay TV	78.8	55.7	41.5%
ISP and Portals	4.4	4.1	7.3%
Media	30.1	30.7	(2.0%)
Sales and Other	43.9	38.9	12.9%
Other	**42.8**	**32.0**	**33.8%**
Total Operating Revenues	**1,219.3**	**1,164.7**	**4.7%**

Note: TCP was proportionally consolidated in accordance with an economic interest of 41.23% owned by PT as of March 31, 2002 and March 31, 2001.

TABLE 4: PT COMUNICAÇÕES (1)

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1Q 2002	1Q 2001	Δ %
Services Rendered	574.0	598.3	(4.1%)
Sales	6.4	9.0	(29.0%)
Operating revenues	**580.4**	**607.3**	**(4.4%)**
Wages and Salaries	69.9	70.8	(1.2%)
Post Retirement Benefits	44.9	34.1	31.6%
Costs of Telecommunications	120.3	133.0	(9.5%)
Depreciation and Amortization	96.1	110.7	(13.2%)
Own Work Capitalized	(17.6)	(25.2)	(30.1%)
Marketing and Publicity	4.7	5.4	(13.0%)
Concession Fee	4.2	5.3	(21.0%)
Other General & Administrative	54.3	56.4	(3.7%)
Other Net Operating Income	52.1	54.7	(4.8%)
Operating Costs and Expenses	**428.9**	**445.2**	**(3.7%)**
Operating Income	**151.5**	**162.1**	**(6.5%)**
Interest and Related Expenses	7.9	12.4	(36.3%)
Interest and Related Income	5.2	8.7	(40.2%)
Losses on Sales and Disposals of Fixed Assets, Net	(0.6)	0.3	(266.7%)
Equity in Earnings of Affiliated Companies	(0.8)	(0.4)	115.0%
Work Force Reduction Program Costs	5.0	20.0	(75.0%)
Other Non Operating Expenses / (Income)	(0.2)	0.3	(166.7%)
Income Before Income Tax	**143.7**	**137.4**	**4.6%**
Provision For Income Tax	48.2	48.8	(1.3%)
Net Income	**95.5**	**88.6**	**7.8%**

FINANCIAL RATIOS	1Q 2002	1Q 2001	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	247.6	272.8	(9.2%)
EBITDA Margin (EBITDA / Operating Revenues)	42.7%	44.9%	(2.2 p.p.)
Capex	39.7	47.9	(17.1%)
Capex as % of Revenues	6.8%	7.9%	(1.1 p.p.)

OPERATING DATA	Units	1Q 2002	1Q 2001	Δ %
Fixed Telephone Service				
Total Lines	thousand	5,901	5,775	2.2%
Main Lines in Service	thousand	4,255	4,323	(1.6%)
Main Lines per 100 Inhabitants	No.	42.4	42.1	0.7%
Churn	%	10.0	7.4	2.6 p.p.
ISDN Equivalent Main Lines	thousand	812	708	14.8%
ISDN Penetration Rate	%	19.1	16.4	2.7 p.p.
Total Traffic, of which:	min.*10^6	5,045	5,155	(2.1%)
Originated in the Fixed Network		4,144	4,411	(6.1%)
Fixed-Fixed National		1,650	2,015	(18.1%)
Fixed-Mobile		277	306	(9.2%)
Internet		1,720	1,746	(1.5%)
Others		401	246	63.1%
International		96	98	(2.4%)
Originated Traffic per Access per Day	minutes	10.8	11.4	(5.3%)
Average Weighted Price Change (price basket):	%	(0.5)	(2.7)	2.2 p.p.
Installation		0.0	0.0	0.0 p.p.
Subscription		1.9	4.0	(2.1 p.p.)
Local		0.0	0.0	0.0 p.p.
Regional		(7.1)	(12.4)	5.3 p.p.
National		(6.0)	(10.5)	4.5 p.p.
International		(0.7)	(13.9)	13.2 p.p.
Wholesale				
Wholesale Traffic	min.*10^6	3,126	2,887	8.3%
Average Weighted National Price Change:	%	(7.0)	(5.4)	(1.6 p.p.)
Call Origination		(10.6)	(27.7)	17.1 p.p.
Call Termination		(10.0)	(29.0)	19.0 p.p.
Transit		(12.8)	(14.1)	1.3 p.p.
Wholesale Leased Lines				
Number of Leased Lines	thousand	59.1	50.7	16.6%
Capacity (equivalent to 64 kbps)	thousand	1493.4	1,031.6	44.8%
Digital	%	98.6	98.0	0.6 p.p.

(1) Includes intra-group transactions.

TABLE 5: PT PRIME [1]
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1Q 2002	1Q 2001	Δ %
Services Rendered	74.8	57.3	30.5%
Sales	1.1	1.3	(15.4%)
Operating revenues	**75.9**	**58.6**	**29.5%**
Wages and Salaries	10.8	9.2	17.4%
Costs of Telecommunications	41.7	28.8	44.8%
Depreciation and Amortization	7.1	5.6	26.8%
Own Work Capitalized	(0.9)	-	n.m.
Marketing and Publicity	0.6	1.3	(55.7%)
Other General & Administrative	10.3	7.5	38.0%
Other Net Operating Income	6.0	2.5	140.0%
Operating Costs and Expenses	**75.6**	**54.9**	**37.7%**
Operating Income	**0.3**	**3.7**	**(91.9%)**
Interest and Related Expenses	9.4	4.7	100.8%
Interest and Related Income	1.1	5.9	(80.7%)
Equity in Earnings of Affiliated Companies	(4.2)	-	n.m.
Extraordinary Items	0.7	-	n.m.
Income Before Income Tax	**(11.5)**	**4.9**	**(334.7%)**
Provision For Income Tax	1.1	0.0	n.m.
Loss/(Income) Applicable Minority Interest	(0.5)	0.4	(226.3%)
Net Income	**(12.2)**	**4.5**	**(368.9%)**

FINANCIAL RATIOS	1Q 2002	1Q 2001	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	7.5	9.3	(19.4%)
EBITDA Margin (EBITDA / Operating Revenues)	9.8%	15.8%	(6.0 p.p.)
Capex	8.2	7.6	7.9%
Capex as % of Revenues	10.8%	13.0%	(2.2 p.p.)

OPERATING DATA	Units	1Q 2002	1Q 2001	Δ %
Total Data Communication Accesses	thousand	35.3	28.4	24.4%
Frame Relay		9.7	5.8	66.8%
Broadband		0.6	0.4	30.3%
Corporate WEB Capacity Sold	Mbps	257.4	135.1	90.5%
Leased Lines to End Users				
Number of Leased Lines	thousand	21.5	22.9	(6.1%)
Capacity (equivalent to 64 kbps)	thousand	110.4	87.1	26.7%
Digital	%	90.5	87.0	3.5 p.p.

(1) Includes intra-group transactions.

TABLE 6: TMN [1]

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1Q 2002	1Q 2001	Δ %
Services Rendered	320.3	264.4	21.1%
Sales	32.1	41.1	(21.7%)
Operating Revenues	**352.4**	**305.5**	**15.4%**
Wages and Salaries	10.8	9.9	9.1%
Costs of Telecommunications	85.9	63.3	35.7%
Depreciation and Amortization	42.5	42.9	(0.9%)
Own Work Capitalized	(1.3)	(0.9)	44.4%
Cost of Products Sold	39.3	55.6	(29.3%)
Marketing and Publicity	3.1	8.3	(62.7%)
Other General & Administrative	46.5	43.8	6.2%
Other Net Operating Income	20.8	12.0	73.3%
Operating Costs and Expenses	**247.6**	**234.9**	**5.4%**
Operating Income	**104.8**	**70.6**	**48.4%**
Interest and Related Expenses	2.2	3.4	(35.3%)
Interest and Related Income	0.7	0.4	75.0%
Losses on Sales and Disposals of Fixed Assets, Net	1.4	0.4	250.0%
Other Non Operating Expenses / (Income)	1.3	(1.6)	(181.8%)
Income Before Income Tax	**100.6**	**68.8**	**46.2%**
Provision for Income Tax	33.9	24.0	41.4%
Net Income	**66.7**	**44.8**	**48.9%**

FINANCIAL RATIOS	1Q 2002	1Q 2001	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	147.3	113.6	29.7%
EBITDA Margin (EBITDA / Operating Revenues)	41.8%	37.2%	4.6 p.p.
Capex	68.4	40.4	69.3%
Capex as % of Revenues	19.4%	13.2%	6.2 p.p.

OPERATING DATA	Units	1Q 2002	1Q 2001	Δ %
TMN Active Customers	thousand	3,982	3,146	26.6%
Prepaid	%	83.5	83.8	(0.3 p.p)
WAP Terminals	thousand	637	249	156.1%
TMN Net Additions	thousand	77	206	(62.7%)
Prepaid	%	74.1	79.7	(5.6 p.p.)
Data (% in Service Revenues)	%	6.3	6.2	0.1 p.p.
ARPU	Euro	27.1	29.0	(6.5%)
CCPU	Euro	14.4	16.4	(12.0%)
SAC	Euro	73.6	92.4	(20.4%)
ARPM	Euro/100	21.2	22.0	(3.7%)
MOU	Minutes	127.9	131.8	(2.9%)

(1) Includes intra-group transactions.

TABLE 7: TELESP CELULAR

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1Q 2002		1Q 2001		Δ %
	Fully	Prop[(1)]	Fully	Prop	Prop
Services Rendered	313.8	129.4	317.7	131.0	(1.2%)
Sales	46.3	19.1	45.8	18.9	1.1%
Operating revenues	**360.1**	**148.5**	**363.5**	**149.9**	**(0.9%)**
Wages and Salaries	18.8	7.7	16.8	6.9	11.6%
Post Retirement Benefits	0.2	0.1	0.2	0.1	0.0%
Costs of Telecommunications	39.1	16.1	35.2	14.5	11.0%
Depreciation and Amortization	76.3	31.4	71.9	29.6	6.1%
Marketing and Publicity	6.3	2.6	9.8	4.0	(35.0%)
Other General & Administrative	71.8	29.6	79.0	32.6	(9.1%)
Other Net Operating Income	84.4	34.9	99.2	41.0	(14.9%)
Operating Costs and Expenses	**296.9**	**122.4**	**312.1**	**128.7**	**(4.9%)**
Operating Income	**63.2**	**26.1**	**51.4**	**21.2**	**22.8%**
Interest and Related Expenses	68.3	28.1	69.4	28.6	(1.6%)
Interest and Related Income	8.6	3.6	32.8	13.5	(73.6%)
Equity in Earnings of Affiliated Companies	(36.0)	(14.8)	(63.7)	(26.3)	(43.6%)
Other Non Operating Expenses / (Income)	(4.5)	(1.6)	(3.9)	(1.7)	(5.9%)
Income Before Income Tax	**(28.0)**	**(11.6)**	**(45.0)**	**(18.5)**	**(37.7%)**
Provision for Income Tax	10.5	4.3	-	-	n.m.
Net Income	**(38.5)**	**(15.9)**	**(45.0)**	**(18.5)**	**(14.1%)**

FINANCIAL RATIOS	1Q 2002		1Q 2001		Δ %
	Fully	Prop	Fully	Prop	Prop
EBITDA (Oper. Income + Depreciation and Amortization)	139.5	57.5	123.3	50.8	13.2%
EBITDA Margin (EBITDA / Operating Revenues)	38.7%	38.7%	33.9%	33.9%	4.8 p.p.
EBITDA /Services Rendered [(2)]	44.4%	44.4%	38.8%	38.8%	5.6 p.p.
Interest Cover (EBITDA / Net Interest)	5.7	5.7	3.1	3.1	n.m.
Capex	33.8	13.9	90.2	37.2	62.6%
Capex as % of Revenues	9.4%	9.4%	24.8%	24.8%	(15.4 p.p.)

OPERATING DATA	Units	1Q 2002	1Q 2001	Δ %
Total Cellular Customers - São Paulo State	million	7,982	7,200	10.9%
Cellular Customers per 100 Inhabitants - São Paulo State [(3)]	%	21.6	19.5	2.1 p.p.
TCP Customers	thousand	5,254	4,504	16.7%
Prepaid	%	73.9	64.8	9.1 p.p.
Digital	%	94.3	84.5	9.8 p.p.
WAP Terminals	thousand	2,181	1,000	118.1%
TCP Net Additions	thousand	150	202	(25.7%)
TCP Market Share [(3)]:				
Total Customers	%	66	64	2 p.p.
Net Additions	%	100	72	28 p.p.
ARPU	Reais	42	45	(6.3%)
CCPU	Reais	21	24	(13.5%)
SAC	Reais	93	75	24.0%

(1) *Corresponding to an economic interest of 41.23% in the first quarter of 2002 and 2001.*

(2) Excluding handsets.

(3) Total concession area.

TABLE 8: PT MULTIMEDIA [1]

(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1Q 2002	1Q 2001	Δ %
Services Rendered	126.4	100.3	26.0%
Sales	42.1	35.6	18.3%
Operating Revenues	**168.5**	**135.9**	**24.0%**
Wages and Salaries	26.7	25.0	6.8%
Costs of Telecommunications	14.4	7.9	82.3%
Depreciation and Amortization	19.1	14.9	28.2%
Own Work Capitalized	(1.1)	(1.5)	(26.7%)
Marketing and Publicity	8.4	8.2	2.4%
Other General & Administrative	77.4	63.1	22.7%
Other Net Operating Income	27.7	24.3	13.9%
Operating Costs and Expenses	**172.6**	**141.9**	**21.6%**
Operating Income	**(4.1)**	**(6.0)**	**(31.7%)**
Interest and Related Expenses	29.6	17.7	67.2%
Interest and Related Income	5.6	1.7	229.4%
Losses on Sales and Disposals of Fixed Assets, Net	(0.1)	0.3	(133.3%)
Equity in Earnings of Affiliated Companies	7.0	1.3	438.5%
Other Non Operating Expenses / (Income)	1.0	(0.4)	(350.0%)
Income Before Income Tax	**(36.0)**	**(23.2)**	**55.2%**
Provision for Income Tax	3.7	0.8	362.5%
Loss/(Income) Applicable Minority Interest	0.2	(1.9)	110.5%
Net Income	**(39.9)**	**(22.1)**	**80.5%**

FINANCIAL RATIOS	1Q 2002	1Q 2001	Δ %
EBITDA (Operating Income + Depreciation and Amortization)	15.1	8.9	69.7%
EBITDA Margin (EBITDA / Operating Revenues)	9.0%	6.5%	2.5 p.p.
Interest Cover (EBITDA / Net Interest)	3.5	1.5	n.m.
Capex	18.6	19.1	(2.6%)
Capex as % of Revenues	11.0%	14.1%	(3.1 p.p.)

OPERATING DATA	Units	1Q 2002	1Q 2001	Δ %
Pay TV				
Homes Passed	thousand	2,316	2,212	4.7%
Homes Passed with two-ways capabilities	thousand	1,538	733	109.9%
Subscribers, of which:	thousand	1,187	1,011	17.4%
Cable		947	856	10.6%
DTH		240	155	54.8%
Premium Subscribers, of which:	thousand	767	552	38.9%
Sport TV		346	266	30.1%
Telecine		180	123	46.3%
Others		241	163	48.6%
Pay to Basic Ratio	%	64.6	54.6	10.0 p.p.
ARPU (total TV Cabo)	Euro	20.4	18.0	13.3%
ISP				
Internet Accesses, of which:	thousand	748	546	37.1%
NetCabo		75	29	160.8%
Sapo Portal (March)				
Page Views per Month	million	155.8	97.3	60.1%
Unique Visitors per Month	million	2.1	2.4	(11.7%)
Lusomundo				
Tickets Sold	million	4.0	3.7	8.5%
Portugal		2.3	2.2	4.0%
Spain		1.7	1.5	15.2%
Audience:	%			
Jornal de Notícias		10.6	11.2	(0.6 p.p.)
Diário de Noticias		5.2	4.2	1.0 p.p.
TSF (top segment radio audience)		17.8	19.3	(1.5 p.p.)

1) Includes intra-group transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: April 30, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations

TOTAL PAG.02